NAC Global Technologies, Inc.

4720 Salisbury Road

Jacksonville, FL 32256

August 19, 2014

VIA EDGAR

Edward M. Kelly

Senior Counsel, U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	NAC Global Technologies, Inc., Formerly LipidViro Tech, Inc. Amendment 2 to Current Report on Form 8-K Filed July 21, 2014 File No. 0-49655

Dear Mr. Kelly:

We are in receipt of your letter dated August 6, 2014, to Mr. Vincent Genovese, our President and Chief Executive Officer, in regard to the above-referenced Amendment 2 to Current Report on Form 8-K (the “Comment Letter”).  We are in the process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter.  As per your discussion today with Zachary Blumenthal, Esq., please accept this correspondence as confirmation that our response to the Comment Letter is due on or before August 26, 2014.

Please also copy the following individuals on all future correspondence: David Danovitch, Esq., ded@robinsonbrog.com; Zachary Blumenthal, Esq., zb@robinsonbrog.com; and Avraham Adler, Esq., asa@robsinonbrog.com.

Thank you for your attention to this matter.

Sincerely,

NAC Global Technologies, Inc.

/s/ Vincent Genovese
Vincent Genovese
President and Chief Executive Officer